UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Jamba, Inc.

(Name of Subject Company)

Jay Merger Sub, Inc.

(Offeror)

Focus Brands Inc.

(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

47023A309

(CUSIP Number of Class of Securities)

Sarah Powell
Executive Vice President, General Counsel and Secretary
Focus Brands Inc.
5620 Glenridge Dr. NE
Atlanta, Georgia 30342
(404) 255-3250

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable	Not applicable

*       A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                 Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No: Not applicable	Date Filed: Not applicable

☒               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Jay Merger Sub, Inc. (“Purchaser”), a Delaware corporation and an indirect subsidiary of Focus Brands Inc. (“Parent”), a Delaware corporation, for any and all of the outstanding shares of common stock, par value $0.001 per share, of Jamba, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 1, 2018, among Parent, Purchaser and the Company.

Notice to Investors

The proposed tender offer described above has not yet commenced. This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Company stock. At the time the tender offer is commenced, Purchaser will file a tender offer statement and related exhibits with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement with respect to the tender offer. Investors and stockholders of the Company are strongly advised to read the tender offer statement (including the related exhibits) and the solicitation/recommendation statement, as they may be amended from time to time, when they become available, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement (including the related exhibits) and the solicitation/recommendation statement will be available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that Purchaser files with the SEC will be made available to all stockholders of the Company free of charge from the information agent for the tender offer.  The solicitation/recommendation statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at www.ir.jambajuice.com.

Forward-Looking Statements

Certain forward-looking statements made in this communication, including any statements as to future results of operations and financial projections, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the surviving company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing.  Forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict.  As a result,  actual future results and trends may differ materially from what is forecast in forward-looking statements.   The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements:  (i) uncertainties as to the timing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility that prior to the completion of the transactions contemplated by the Merger Agreement, the Company’s business may experience significant disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the tender offer statement, solicitation/recommendation statement and other tender offer documents that will be filed by Parent, Purchaser and the Company, as applicable.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

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Item 12.              Exhibits.

Exhibit No.	Description

(a)(5)(A)	Press Release, dated August 2, 2018, incorporated by reference to Exhibit 99.2 to Jamba, Inc.’s Current Report on Form 8-K, filed with the SEC on August 2, 2018.

(a)(5)(B)	Letter, dated August 2, 2018, from Steve DeSutter to Focus Brands Employees.

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